Exhibit 99.1

MEDIROM Joins the World Network, Embracing Next-Generation

Proof of Human Concept Led by ChatGPT Creator Sam Altman

Creating new social infrastructure in collaboration with Hakuhodo

To promote the spread of World ID in Japan,

Verification Device“Orb”will be installed in 100 Re.Ra.Ku relaxation salons.

MEDIROM Joins the World Network

Re.Ra.Ku
design studio of healthy life
肩甲骨から、しっかりと。
MEDIROM

world

Tokyo, Japan – July 31, 2025 – MEDIROM Healthcare Technologies Inc. (Headquarters: Minato-ku, Tokyo; CEO: Kouji Eguchi; NASDAQ: MRM; hereinafter referred to as “MEDIROM”) has collaborated with Hakuhodo Inc. to participate in “World,” a “proof of human” protocol built for the AI era, co-founded and chaired by Sam Altman (founder of OpenAI).

Through this collaboration, Tools for Humanity (Headquarters: San Francisco, USA; Co-founder and CEO: Alex Blania; Co-founder and Chairman: Sam Altman; hereinafter referred to as “TFH”) aims to accelerate the adoption of “World ID,” a system that verifies an individual’s authenticity as a “real human being,” within the “World” protocol it is promoting.

Going forward, MEDIROM will progressively install the “Orb” World ID authentication device in approximately 100 of its “Re.Ra.Ku” relaxation salons, aiming to achieve cumulative deployment in over 100 stores by the end of December 2025 and issue 500,000 new World IDs annually.

◼︎About World

World is a proof of human protocol built for the AI era. It enables individuals to verify their humanness online—without compromising privacy. The project was co-founded by Sam Altman, Alex Blania, and Max Novendstern. World is a global initiative to build tools that help humanity prepare for the age of AI. Co-invented by Sam Altman, Alex Blania, and Max Novendstern, World aims to increase trust online by using World ID to distinguish between humans and AI. Its mission is to build a new global economic system where only real humans can access currency and services. Tools for Humanity, co-founded by Altman and Blania, leads the implementation and global deployment of this project.

◼︎About World ID

World ID is a global personal authentication technology that proves “humanness.”

In recent years, with the rapid evolution of generative AI, we are entering a society where it is difficult to distinguish between humans and AI. Against this backdrop, World ID aims to provide “digital proof of human”.

The “Orb,” an advanced camera, is used to verify humanness of individuals without identifying them.

Once verification is complete, a verified World ID is issued and stored in “World App,” enabling its use across various compatible services.

◼︎Roles of each company

MEDIROM

Installation and operation of Orb in Re.Ra.Ku stores (over 100 stores expected)

Hakuhodo

Planning and operational support as a flagship partner in the domestic expansion of the World project

Tools for Humanity (TFH)

Provision of World technology, platform operation, and security supervision

*All data is managed with a focus on privacy, and users retain control.

◼︎About Re.Ra.Ku Group

Re.Ra.Ku Group operates more than 300 relaxation salons nationwide, centered around its “Re.Ra.Ku” brand relaxation salons. In addition to “Re.Ra.Ku” relaxation salons, which are located in commercial facilities and street-front stores, the group also operates five other brands: “Spa Re.Ra.Ku,” which are located in hot spring facilities; “Re.Ra.Ku PRO,” which operates a multi-purpose running station; “Bell Epoc,” which offers a wide range of services such as reflexology and aromatherapy body care, mainly in rural areas; and “Ruam Ruam,” which offers luxury relaxation salons using Asian massage techniques.

◼︎About Tools for Humanity

Founded in 2019, Tools for Humanity (TFH) is a global technology company accelerating the transition to a more inclusive, human-first digital economy. TFH led the initial development of the World Network and operates the World App. The company is headquartered in San Francisco and Berlin.

◼︎About MEDIROM Group

MEDIROM Group operates over 300 relaxation salons under the "Re.Ra.Ku®" brand nationwide. Since 2015, we have expanded into HealthTech, offering on-demand training apps like Lav® for specific health guidance and lifestyle improvement programs. In 2020, we started manufacturing the battery-free smart tracker "MOTHER Bracelet®," which is now used in REMONY, our remote monitoring system for various industries including caregiving, transportation, construction, and manufacturing.

About MEDIROM Healthcare Technologies Inc.

NASDAQ Symbol: MRM

Tradepia Odaiba, 2-3-1 Daiba, Minato-ku, Tokyo, Japan

Web https://medirom.co.jp/en

*The plans, forecasts, and figures included in this release are as of July 30, 2025, and may be subject to change without notice.

*World, WorldID, Worldcoin, and Orb are trademarks or registered trademarks of Tools for Humanity Corporation.

*MOTHER Bracelet is a registered trademark of MEDIROM Healthcare Technologies Inc. in Japan.

Contact

Medirom Healthcare Technologies Inc. — Email: press@medirom.co.jp

Forward-Looking Statements Regarding MEDIROM

Certain statements in this press release are forward-looking statements for purposes of the safe harbor provisions under the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include estimates or expectations about MEDIROM’s possible or assumed operational results, financial condition, business strategies and plans, market opportunities, competitive position, industry environment, and potential growth opportunities. In some cases, forward-looking statements can be identified by terms such as “may,” “will,” “should,” “design,” “target,” “aim,” “hope,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “project,” “potential,” “goal,” or other words that convey the uncertainty of future events or outcomes. These statements relate to future events or to MEDIROM’s future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause MEDIROM’s actual results, levels of activity, performance, or achievements to be different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond MEDIROM’s control and which could, and likely will, affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects MEDIROM’s current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to MEDIROM’s operations, results of operations, growth strategy and liquidity. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements in this press release include:

●MEDIROM’s ability to achieve its development goals for its business and execute and evolve its growth strategies, priorities and initiatives;
●changes in Japanese and global economic conditions and financial markets, including their effects on MEDIROM’s expansion in Japan and certain overseas markets;
●MEDIROM’s ability to achieve and sustain profitability in its Digital Preventative Healthcare Segment;
●the fluctuation of foreign exchange rates, which affects MEDIROM’s expenses and liabilities payable in foreign currencies;
●MEDIROM’s ability to maintain and enhance the value of its brands and to enforce and maintain its trademarks and protect its other intellectual property;
●MEDIROM’s ability to raise additional capital on acceptable terms or at all;
●MEDIROM’s level of indebtedness and potential restrictions on MEDIROM under MEDIROM’s debt instruments;
●changes in consumer preferences and MEDIROM’s competitive environment;
●MEDIROM’s ability to respond to natural disasters, such as earthquakes and tsunamis, and to global pandemics, such as COVID-19; and
●the regulatory environment in which MEDIROM operates.

More information on these risks and other potential factors that could affect MEDIROM’s business, reputation, results of operations, financial condition, and stock price is included in MEDIROM’s filings with the Securities and Exchange Commission (the “SEC”), including in the “Risk Factors” and “Operating and Financial Review and Prospects” sections of MEDIROM’s most recently filed periodic report on Form 20-F and subsequent filings, which are available on the SEC website at www.sec.gov. MEDIROM assumes no obligation to update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ from those anticipated in these forward-looking statements, even if new information becomes available in the future.